Exhibit 99.12

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

enCore Energy Corp.

Suite 250 – 200 Burrard Street

Vancouver, BC V6C 3L6

2.	DATE OF MATERIAL CHANGE

March 9, 2021

3.	NEWS RELEASE

News release dated March 9, 2021 was disseminated via the facilities of news wire service.

4.	SUMMARY OF MATERIAL CHANGE

enCore Energy Corp. completes $15 million private placement financing.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

enCore Energy Corp. (the “Company”) announces that it has completed a private placement of 15,000,000 units of the Company (the “Units”) at a price of $1.00 per Unit for gross proceeds of $15,000,000 (the “Offering”). As part of the Offering, Clarus Securities Inc., Haywood Securities Inc. and PowerOne Capital Markets Limited (collectively, the “Agents”) acted as agents for the issuance of 11,450,000 Units (the “Brokered Offering”).

Concurrently with the Brokered Offering, the Company completed a non-brokered offering of 3,550,000 Units.

Each Unit is comprised of one common share in the capital of the Company (“Common Share”) and one half of one Common Share purchase warrant (each whole warrant a “Warrant”). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $1.30 for 36 months following the closing date of the Offering.

In connection with the Brokered Offering, the Company paid a cash commission to the Agents equal to 6.6201% of the gross proceeds of the Brokered Offering and issued a total of 758,001 broker warrants. Each broker warrant is exercisable into one Unit at a price of $1.00 per Unit for a period of 36 months from the issuance date.

The net proceeds raised from the Offering will be used by the Company for the refurbishment of the Rosita Plant to operational status, completion of ongoing reclamation activities and for general corporate purposes. The securities issued are subject to a hold period which expires on July 10, 2021. The Offering remains subject to final acceptance of the TSX Venture Exchange.

The securities offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons in the absence of U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

William M. Sheriff, Executive Chairman Telephone: 972-333-2214

9.	DATE OF REPORT

March 9, 2021